CHADBOURNE & PARKE LLP
30 Rockefeller Plaza
New York, NY 10112
February 4, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	GLG Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Proxy Statement for the 2008 Annual Meeting of Shareholders
File No. 1-33217

Ladies and Gentlemen:
          On behalf of GLG Partners, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated January 9, 2009 from Mr. Rufus Decker, Accounting Branch Chief, Division of Corporation Finance of the SEC, to Mr. Jeffrey M. Rojek, Chief Financial Officer of the Company (the “Comment Letter”). Set forth below are the Staff’s comments contained in Mr. Decker’s letter (in bold face type) followed by the Company’s responses.
          Where the Company is agreeing to make requested revisions to its disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.
Form 10-K for the Year Ended December 31, 2007
General
          1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
          The Company notes the Staff’s comments and has provided supplementally in its responses, where appropriate, what the proposed disclosure or other revisions will look like in the Company’s future filings.

Securities and Exchange Commission	-2-	February 4, 2009

Management’s Discussion and Analysis of Financial Condition and Results Of Operations, Page 50
Assessing Business Performance, page 60
     2. We have read your response to comment eight from our letter dated October 31, 2008. Please expand/revise your discussion regarding your non-GAAP financial measures to provide a comprehensive explanation to clarify how adjusted net income represents a measure of “profits available for distribution to stockholders.” You also indicate that in management’s view, adjusted net income presents a better measure of earnings available for distribution to participating security holders than does GAAP net income before minority interest. Please also clarify how GAAP net income before minority interest is representative of earnings available for distribution. In this regard, it is unclear how these measures can meaningfully represent amounts available for distribution.
     In response to the Staff’s comment, the Company supplementally advises the Staff that it uses “adjusted net income” as a measure of economic income and not as a measure of liquidity. In order to clarify the disclosure, the Company will revise the reference to “profits available for distribution to stockholders” to instead refer to “economic income” in MD&A in its future filings on Form 10-K and Form 10-Q under the heading “—Assessing Business Performance” substantially as follows:
     “As discussed above under ‘— Expenses — Compensation, Benefits and Limited Partner Profit Share’, we assess our personnel-related expenses based on the measure non-GAAP CBP. Non-GAAP CBP reflects GAAP compensation, benefits and profit share expense, adjusted to exclude the Acquisition-related compensation expense described above under “— Expenses — Compensation, Benefits and Limited Partner Profit Share’ and ‘— Expenses —Acquisition-Related Compensation Expense’.
     In addition, we assess the underlying performance of our business based on the measure ‘adjusted net income’, which adjusts GAAP net (loss)/income before minority interest for Acquisition-related compensation expense and deducts the tax effect of Acquisition-related compensation expense and cumulative dividends accrued for the holders of FA Sub 2 Limited Exchangeable Shares. See ‘— Results of Operations — Adjusted Net Income’ for this reconciliation for the periods presented.
     Non-GAAP CBP is not a measure of financial performance under GAAP and should not be considered as an alternative to GAAP compensation, benefits and profit share expense. Further, adjusted net income is not a measure of financial performance under GAAP and should not be considered as an alternative to GAAP net income as an indicator of our operating performance or any other measures of performance derived in accordance with GAAP. The non-GAAP financial measures we present may be different from non-GAAP financial measures used by other companies.

Securities and Exchange Commission	-3-	February 4, 2009

     We are providing these non-GAAP financial measures to enable investors, securities analysts and other interested parties to perform additional financial analysis of our personnel-related costs and our earnings from operations and because we believe that they will be helpful to investors in understanding all components of the personnel-related costs of our business. We believe that the non-GAAP financial measures also enhance comparisons of our core results of operations with historical periods. In particular, we believe that the non-GAAP adjusted net income measure better represents economic income than does GAAP net income primarily because of the adjustment described above. In addition, we use these non-GAAP financial measures in our evaluation of our core results of operations and trends between fiscal periods and believe these measures are an important component of our internal performance measurement process. We also prepare forecasts for future periods on a basis consistent with these non-GAAP financial measures.
     Under our revolving credit and term loan facilities, we are required to maintain compliance with certain financial covenants based on adjusted earnings before interest expense, provision for income taxes, depreciation and amortization, or adjusted EBITDA, which is calculated based on the non-GAAP adjusted net income measure, further adjusted to add back interest expense, provision for income taxes, depreciation and amortization. Non-GAAP adjusted net income has certain limitations in that it may overcompensate for certain costs and expenditures related to our business.”
Assets Under Management, page 61
     3. We have read your response to comment nine from our letter dated October 31, 2008. You indicate that inflows and outflows on a gross basis during the reporting period have no impact on your revenue and you do not believe that this expanded disclosure provides additional useful information. However, we continue to believe that you should separately disclose and discuss inflows and redemptions on a gross basis such that readers can clearly identify any trends depicted by these cash inflows and outflows. In this regard, we note that trends depicted by gross cash inflows and outflows may be obscured by a net presentation. We further note your reference to transfers between funds. We understand that it would not be meaningful to include these interfund cash flows in any presentation of gross cash flows. Please revise your disclosure accordingly.
     The Company continues to believe that the net presentation is the most meaningful data for the users of its financial statements. However, in response to the Staff’s comment, the Company will also analyze inflows into and redemptions from the GLG Funds and managed accounts on a period-by-period basis, adjusted for cash flows between funds, and will disclose and discuss in its future filings on Form 10-K and Form 10-Q the related gross amounts as requested by the Staff.
     4. With regards to outflows/redemptions, please disclose how much notice you require for an investor to make a redemption. Please also quantify to the extent

Securities and Exchange Commission	-4-	February 4, 2009

possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/ or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.
     In response to the Staff’s comment, the Company supplementally advises the Staff as follows:
     The prospectus for each GLG Fund sets out the procedure investors in the fund are required to follow in order to redeem their investment, which includes the notice period. Investors are required to provide the relevant GLG Fund with written notice of a redemption request prior to the specified deadline for the requested redemption date (defined as a Dealing Day). The table below sets forth the typical range of notice periods which apply to the GLG Funds. Such redemption request is irrevocable but may, with the approval of any director of the relevant GLG Fund, be cancelled at any point prior to the business day prior to the relevant Dealing Day (defined as the Valuation Day).

General Range of Redemption Request
GLG Fund	Advance Notice Periods(1)
Single manager alternative strategy funds	5-60 days

Long-only funds	1-5 days

Internal Fund of Hedge Funds	10-30 days

External Fund of Hedge Funds	45-90 days

     (1)  Days are defined in the prospectus of each GLG Fund and the definition may be business days or calendar days depending on the GLG Fund.
     In addition, the boards of directors of the GLG Funds may exercise rights under the governing documents of the GLG Funds to suspend or defer redemptions from the GLG Funds. Typically the directors must make such decision to suspend or defer prior to the relevant Dealing Day and should promptly notify the investors in the GLG Funds. In addition for the GLG Funds listed on the Irish Stock Exchange, a public announcement of the suspension or deferral must be made. Until the Dealing Day, the amounts will continue to be included in the Company’s measure of assets under management (AUM) and be subject to management fees, performance fees and any applicable administration fees. The Company announces quarterly changes in its gross and net AUM between the beginning and end of each fiscal quarter. The Company does not believe that it would be appropriate for the Company to quantify “any” known changes in AUM that might occur subsequent to the latest

Securities and Exchange Commission	-5-	February 4, 2009

balance sheet date but prior to the date of the Company’s filing on Form 10-K or 10-Q as a result of known redemptions or notices of redemptions as requested in the Staff’s comment for several reasons. In accordance with Item 303 of Regulation S-K, the Company believes that this type of information is required to be provided only when the Company knows a change will or is reasonably likely to have a material effect on its financial condition or results of operation. Known redemptions or notices of redemptions may not be quantitatively or qualitatively material for a variety of reasons. For example, redemption notices may be cancelled with the approval of a director of the relevant GLG Fund or redemptions suspended or deferred by the boards of the respective GLG Funds during the quarter or there may be other offsetting changes in AUM during the quarter or the redemptions may be immaterial in amount or nature. If the Company were to include such disclosure in the Form 10-K or Form 10-Q, as requested by the Staff’s comment and there were subsequent offsetting changes in AUM during the quarter, the Company would be left in the awkward position of either having incomplete public disclosure regarding its AUM that could potentially be misleading to investors or having to update the disclosure by means of filing a Form 8-K to disclose the subsequent changes.
     As noted in the Company’s prior response to comment no. 9 in the Staff’s comment letter dated October 31, 2008, the Company has in the past and intends to continue in the future to discuss in MD&A material items of gross inflow and outflow, such as the gross outflows resulting from the announced departure of the portfolio manager of the GLG Emerging Markets Fund and three other emerging markets funds, as well as the gross inflows from the investment mandate awarded to the Company by the Asset Management Division of Banca Fideuram (Intesa Sanpaolo Group), as they relate to the Company’s results of operations for the periods covered by the Form 10-K or 10-Q. The Company acknowledges that to the extent that the Company determines that actual redemptions or redemption requests represent a known trend impacting AUM that is reasonably likely to have a material effect on the Company’s future financial condition or results of operation, the Company is required to include disclosure of such known trend in MD&A under Item 303 of Regulation S-K.
Financial Statements
Combined and Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity, page F-5
     5. We have read your response to comment 14 from our letter dated October 31, 2008. In order to clarify for readers how you have accounted for the acquisition (i.e. as the equivalent of GLG issuing stock for the monetary assets of Freedom Acquisition accompanied by a recapitalization of GLG) and the resulting impact of such accounting on your financial statements, please provide disclosures similar to what you have provided in your response, including quantifying the components that resulted in the adjustment of $(267,660) to additional paid in capital.
     In response to the Staff’s comments, the Company will include disclosure in the footnotes to the Company’s combined and consolidated financial statements in its future filings on Forms 10-K and 10-Q substantially as follows (U.S. dollars in thousands):

Securities and Exchange Commission	-6-	February 4, 2009

     “The Company acquired $505,698 of net current assets from Freedom Acquisition Holdings, Inc. (“Freedom”) in the Acquisition. In addition, the founders of Freedom made a further $50,000 co-investment in the Company concurrent with the closing of the Acquisition and the Company incurred $38,277 of Acquisition-related expenses. These amounts were recognized within additional paid-in capital on the Company’s balance sheets. The cash consideration paid to the former GLG shareowners in the Acquisition, other than $150,000 allocated to participants in the equity participation plan, was accounted for as an $850,000 decrease in additional paid-in capital on the Company’s balance sheet. The effect of these amounts, net of allocations to minority interest holders, was an adjustment of $(267,660) to additional paid in capital.”
Summary of Significant Accounting Policies, page F-9
Employee Compensation and Benefits, page F-12
     6. We have read your response to comment 16 from our letter dated October 31, 2008. Please revise your disclosure to indicate that the liability for variable compensation is a formulaic obligation calculated by reference to and payable following the crystallization of fee revenues at the end of each fee period.
     In response to the Staff’s comment, the Company will include the following disclosure under “Summary of Significant Accounting Policies — Employee Compensation and Benefits” in the footnotes to the Company’s combined and consolidated financial statements in its future filings on Forms 10-K and 10-Q:
     “The liability for variable compensation is a formulaic obligation calculated by reference to and payable following the crystallization of fee revenues at the end of each fee period.”
Equity-Based Compensation, page F-15
     7. We have read your response to comment 19 from our letter dated October 31, 2008. In a manner similar to the information presented in your response, please disclose how you determined that key personnel who are participants in the limited partner profit arrangements are not deemed employees such that it is appropriate to account for the equity instruments issued to limited partners in accordance with EITF 96-18 rather than SFAS 123(R). To the extent necessary, identify the key personnel who are participants in the limited partner profit arrangements. You may provide this disclosure herein and/or in your critical accounting policy disclosures.
     In response to the Staff’s comment, the Company will include the following disclosure under “Summary of Significant Accounting Policies — Equity-Based Compensation” in the footnotes to the Company’s combined and consolidated financial statements in its future filings on Forms 10-K and 10-Q:

Securities and Exchange Commission	-7-	February 4, 2009

     “The participants in the limited partner profit arrangements in each instance either (1) provide services as partners of Laurel Heights LLP, an English limited liability partnership, (2) provide services as partners of Lavender Heights LLP, a Delaware limited liability partnership, (3) are partners of GLG Partners Services LP, a Cayman Islands limited partnership, but do not provide services to such limited partnership, or (4) a combination of the above. In all of the above circumstances, as partners, the individuals have capital interests and profit interests in a partnership and are partners, not employees, under the applicable partnership laws of the relevant jurisdiction.
     For accounting purposes the Company has determined:
•	that the individuals do not meet the definition of employee as described in Appendix E of SFAS 123(R) and, therefore, the awards must be accounted for under the provisions of EITF 96-18.

•	that the individuals are treated for tax purposes as being self-employed rather than employees under the applicable UK standard, which is substantially equivalent to IRS Revenue Ruling 87-41, and consequently the partners have been determined to be non-employees for the purposes of SFAS 123(R).
     The non-Principal senior management and other key personnel who participate in the limited partner profit share arrangement include Simon White, our Chief Operating Officer, and Steven Roth, a senior investment professional.  The Principals and the other Named Executive Officers of the Company (other than Mr. White) do not participate in the limited partner profit share arrangement.”
Distributions, page F-16
          8. We have read your response to comment 20 from our letter dated October 31, 2008. In a manner similar to the information presented in your response, disclose why these distributions are not considered compensation expense. You may provide this disclosure herein and/or in your critical accounting policy disclosures.
          In response to the Staff’s comment, the Company will include the following disclosure under “Summary of Significant Accounting Policies — Distributions” in the footnotes to the Company’s combined and consolidated financial statements in its future filings on Forms 10-K and 10-Q (U.S. dollars in thousands):
          “For periods prior to the Acquisition, distributions were made to the Principals and, during their time with GLG, certain former principals, Jonathan Green and Philippe Jabre, who, together with Lehman Brothers, collectively at various times during the prior five-year period were the owners of the GLG business. The distributions to the Principals and former principals included distributions to the Trustees and trustees of their related trusts established for the benefit of each Principal or former principal and his family. These distributions were recorded in accordance with the Company’s accounting policies as distributions to owners and not compensation. During 2005, 2006 and 2007,

Securities and Exchange Commission	-8-	February 4, 2009

each of the Principals and former principals had annual salaries and benefits of approximately $4,100 to $4,700 each pursuant to employment agreements with GLG entities, which were treated as compensation. The distributions related to their ownership interests in certain GLG entities and were amounts in excess of salaries and benefits received pursuant to employment agreements. Pursuant to an agreement with Lehman Brothers, a minority GLG shareowner, any amounts paid to the Principals, Trustees, and the former principals and their respective trustees (as a group) in excess of the compensation under the employment agreements were treated as distributions to owners. In addition, in the event of a departure from GLG, a former principal and his related trustee received a declining percentage of profits distributions consistent with his reduced retained ownership percentage, notwithstanding that he would no longer be providing services to the GLG business. Once paid, the distributions were not subject to recapture or forfeiture.”
Net (Loss)/Income per share of Common Stock, page F-17
          9. We have read your response to comment 21 from our letter dated October 31, 2008. You indicate that the Exchangeable Shares are not participating securities as defined in paragraph 60a of SFAS 128. Please tell us and disclose how you determined that your Exchangeable Shares are not participating securities as defined in paragraph 60a of SFAS 128. Please provide us with a robust explanation that thoroughly explains your position.
          Upon further review and consideration of the applicable accounting literature, the Company has concluded that the Exchangeable Shares are participating convertible securities and has considered the guidance of EITF 03-6: “Participating Securities and the Two-Class Method under FASB Statement No. 128”.
          The Company supplementally advises the Staff that it has considered the guidance in Issue 5 of EITF 03-06 and confirms that the Exchangeable Shares do not have a contractual obligation to share in the losses of GLG Partners, Inc. In making this determination, the Company utilized the guidance in Issue 4 of EITF 03-06, paragraphs 18a and 18b. Therefore, the Company did not include the Exchangeable Shares in its basic earnings per share calculation for the period ended December 31, 2007.
          In response to the Staff’s comment, the Company supplementally advises the Staff of the following, and will provide substantially similar disclosures of accounting policies for the Exchangeable Shares in its future filings on Form 10-K and Form 10-Q:
          “Net Income per share of Common Stock
     The Company calculates net income per common stock in accordance with SFAS No. 128, Earnings Per Share.
     The Company calculated diluted earnings per share for all periods using the if-converted method for all participating securities. For the year ended December 31,

Securities and Exchange Commission	-9-	February 4, 2009

2007, the Exchangeable Shares were excluded from the calculation of diluted earnings per share as they were anti-dilutive.
     The Company applied the two-class method for determining basic earnings per share for the year ended December 31, 2007. The Exchangeable Shares were excluded from the calculation as their inclusion would be anti-dilutive. In addition, the holders of the Exchangeable Shares participate equally with ordinary shareholders in the liquidation preferences of FA Sub 2 Limited, but have neither a liquidation interest in GLG Partners, Inc. nor any obligation to fund losses in either FA Sub 2 Limited or GLG Partners, Inc. Consequently, the Company believes it is appropriate to apply the guidance in Issue 5 of EITF 03-6 in respect of the 2007 fiscal year and exclude the Exchangeable Shares from the calculation of basic earnings per share.”
          As discussed in its prior response to comment no. 21 in the Staff’s comment letter dated October 31, 2008, the Company did not apply the if-converted method for calculating basic earnings per share in periods prior to the Acquisition as they were not convertible nor were they participating securities during this period since they were not in existence.
5. Credit Facility, page F-19
          10. We have read your response to comment 23 from our letter dated October 31, 2008. Please expand your discussion of your callable notes to clarify that these notes were issued by a subsidiary and are eliminated as intercompany balances on consolidation of your financial statements.
          In response to the Staff’s comment, the Company will include the following disclosure under “Summary of Significant Accounting Policies — Restricted Cash” in the footnotes to the Company’s combined and consolidated financial statements in its future filings on Forms 10-K and 10-Q (U.S. dollars in thousands):
     “Restricted cash represents cash held in escrow for the repayment of notes issued by one of the Company’s subsidiaries to pay a portion of the purchase price for the Acquisition. These notes are held by certain participants in the equity participation plan and are callable by the note holders on or after May 2, 2008 and consequently the restricted cash is held as current assets. While the loan note asset held by certain participants in the equity participation plan (subject to vesting) and the loan note liability of the subsidiary are held as current assets and liabilities, respectively, in the books and records of the entities, they are eliminated as intercompany balances on consolidation in the Company’s consolidated financial statements.”

Securities and Exchange Commission	-10-	February 4, 2009

Proxy Statement for 2008 Annual Meeting
Performance Compensation Awards for 2008, page 19
     11. We note in your response to comment 29 in our letter dated October 31, 2008 that you believe disclosure of the performance targets used to calculate compensation awards would result in competitive harm. Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances. Note that under the Item 402(b)(1)(v) Regulation S-K disclosure requirements, a filer must disclose how it determined the amount and formula for each element of compensation. Your response that disclosing target information could cause competitive harm could apply to many registrants. Please explain how competitors may gain insight into the company’s proprietary internal planning and performance measures and explain how this would affect you differently that other companies who disclose performance targets.
     In response to the Staff’s comment, the Company supplementally advises the Staff as follows:
     Upon further consideration of the nature of the Company’s business and the business functions of the eligible NEOs, the Company has determined that the competitive harm to the Company of such disclosure may not be as significant as initially contemplated by the Company relative to other companies who disclose performance targets. However, the Company notes that it is one of the few publicly traded companies in the alternative asset management industry where the vast majority of the Company’s competitors are not subject to such disclosure requirements.
     The Company intends to disclose for its named executive officers (“NEOs”) the historical quantitative performance targets with respect to the Company’s performance compensation awards for which the performance period has been completed to the extent such historical quantitative performance target:
•	provides material information necessary to an understanding by shareholders of the Company’s compensation policies and decisions regarding the eligible NEOs pursuant to Instruction 1 to Item 402(b) of Regulation S-K; and

•	would not result in competitive harm to the Company.
The Company respectfully submits that Instruction 2 to Item 402(b) of Regulation S-K does not require disclosure of performance targets for current and future years, except to the extent that they provide material information necessary to an understanding of the prior year’s compensation (i.e., the year in which compensation is disclosed in the related compensation table). The Company’s performance compensation awards for 2008 were a new type of performance-based award implemented for the first time in 2008 and did not have any impact on the eligible NEOs’ compensation for 2007 disclosed in the compensation tables.

Securities and Exchange Commission	-11-	February 4, 2009

     Furthermore, the Company believes that disclosure of the target amount of net AUM for 2008 would not provide material information to shareholders if considered alone because the Compensation Committee can exercise significant judgment and discretion within the parameters of bonus opportunity available to the eligible NEOs in determining the actual amount paid to the eligible NEOs. As described in the Company’s CD&A disclosure (as proposed to be revised in the Company’s response to comment no. 29 in the Staff’s letter of October 31, 2008), the Compensation Committee established a bonus pool, the size of which would be determined based on the Company’s net AUM as of December 31, 2008, subject to a maximum limit of $9.0 million if net AUM exceeded a top threshold and subject to the bonus pool being zero if net AUM was below a minimum threshold. In addition, the maximum bonus opportunity for each of the eligible NEOs would be one-third of the bonus pool amount. The top net AUM threshold was set at a level that would be achievable if the Company met its 2008 business plan (as contemplated at the time of the awards). The minimum net AUM threshold necessary to fund the bonus pool amount was set at a level that could be surpassed even in a very difficult business environment with significant declines in net AUM. These targets are intended to provide the Compensation Committee with the maximum flexibility to provide cash bonuses to the eligible NEOs based on individual and business performance criteria as discussed below.
     After the Compensation Committee determines the size of the bonus pool based upon the level of net AUM, the Compensation Committee uses its negative discretion to determine the actual payments for each eligible NEO, which may not exceed the maximum bonus opportunity of one-third of the bonus pool amount. The Compensation Committee may adjust downward the payout amount based on individual and business performance criteria. For 2008, these discretionary criteria may include, among other things:
•	the individual NEO’s responsibilities;

•	achievements, contributions to the performance of the Company for 2008;

•	the Company’s results of operations, earnings per share and adjusted net income per non-GAAP weighted average fully diluted share for 2008;

•	the performance of the GLG Funds; and

•	the Company’s success in attracting and retaining AUM for 2008.
     In addition, the Company does not use the net AUM thresholds to provide guidance to the public, nor are they indicative of the Company’s business plans. The Company is concerned that financial analysts, stockholders and others, including competitors, could use the net AUM thresholds, if disclosed in CD&A, for purposes not intended by the Company, such as using it as a measure of performance that the Company is likely to achieve. They may not fully appreciate from the CD&A disclosure that the net AUM performance goals used to size the bonus pool are not an indication of the Company’s estimates of performance for future periods. Changes in net AUM during any period reflect a combination of factors,

Securities and Exchange Commission	-12-	February 4, 2009

including inflows into and outflows from the GLG Funds and managed accounts, the performance of the investments in the GLG Funds and managed accounts, and potential acquisitions of other investment management businesses.
     In conclusion, the Company believes that disclosure of the 2008 target net AUM amounts with respect to the performance compensation awards for 2008 should not be required because it:
•	is information not relevant to an understanding of the 2007 compensation for the eligible NEOs;

•	would not provide material information to shareholders if considered alone because the Compensation Committee can exercise significant judgment and negative discretion in determining the actual payout amounts; and

•	could be misused by financial analysts, stockholders and others, including competitors, as the net AUM levels are not intended to be guidance or an estimate of expected performance.
Form 10-Q for the Quarterly Period Ended September 30. 2008
General
12. Please address the above comments in your interim filings as well.
The Company notes the Staff’s comments.
* * * * * *

Securities and Exchange Commission	-13-	February 4, 2009

     Please telephone Sey Hyo Lee at (212) 408-5122, of this office, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to Mr. Lee by facsimile at (646) 710-5122.
Sincerely,
Chadbourne & Parke LLP
VIA EDGAR AND BY HAND

cc: Securities and Exchange Commission
Mr. Rufus Decker
Dietrich King, Esq.
Brigitte Lippmann, Esq.
Mr. Ernest Greene
Ms. Jeanne Baker

GLG Partners, Inc.
Mr. Jeffrey Rojek
Alejandro San Miguel, Esq.